SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August  2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING TO BE ACQUIRED

BY PERMIRA AND KKR IN TRANSACTION VALUING THE COMPANY

AT APPROXIMATELY €2.1 BILLION ($2.5 BILLION)

Luxembourg - August 22, 2005 - SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has entered into a definitive agreement for its business to be acquired by funds advised by Permira (Permira) and affiliates of Kohlberg Kravis Roberts & Co. (KKR) in a transaction valuing SBS, on an enterprise value basis, at approximately €2.094 billion ($2.549 billion). An acquisition company jointly held by Permira and KKR has agreed to pay SBS €1.691 billion in cash for substantially all of SBS’s assets, and to assume substantially all of its liabilities, resulting in a total transaction value, excluding minorities, of approximately €1.864 billion ($2.269 billion). SBS’s business activities will be continued under ownership of Permira and KKR.

Following completion of the acquisition, SBS will be liquidated and the cash purchase price, together with proceeds from the exercise of options, distributed to shareholders. The liquidation and the distribution are expected to occur in November 2005. SBS shareholders and option holders are expected to receive in the liquidation approximately €46 per fully diluted share (or the dollar equivalent at the time of liquidation), in the case of option holders net of the exercise price of the options. All dollar amounts in this press release have been converted from the Euro at a rate of €1=$1.2175, last Friday’s closing exchange rate.  At this exchange rate, a €46 per share distribution would be equivalent to approximately $56 per share.

Harry Evans Sloan, Executive Chairman of SBS, stated: “This transaction caps a tremendous period of growth and value creation for SBS. A €46 per share distribution would represent a premium of 15.9% above the share price on August 12, 2005 (the last trading day before the publication of an article containing a rumor regarding the possible sale of SBS) and 37.8% above the share price six months prior to that date.

“Since its founding 15 years ago and its listing in 1993, SBS has grown dramatically from three start-up Scandinavian television stations into one of Europe’s largest broadcasting companies, reaching over 100 million people across nine countries. This achievement was only accomplished with the invaluable financial support of our investors and the hard work and dedication of our management team and employees.

“This investment by Permira and KKR is an endorsement of our company, our business model of providing content across all media platforms and our growth strategy.  I am proud to turn the company’s ownership over to two world class private equity firms who are committed to building upon SBS’s success.”

Markus Tellenbach, Chief Executive Officer of SBS, stated, “Since joining SBS four years ago, I have worked with Harry and our management team to prudently expand our footprint, diversify our revenue streams and improve our cash flow generating ability, while strengthening our margins and balance sheet.  Permira and KKR have exceptional track records in building businesses, and I am pleased to have the opportunity to work with them in building on SBS’s position as one of the leading media groups in Europe.”

In a joint statement, Götz Mäuser, Partner at Permira, and Dominic Murphy, Managing Director at KKR, said:

“We are delighted to acquire such a high quality business founded and built by Harry Sloan and led by CEO Markus Tellenbach and SBS’s strong management team.  We believe that SBS’s multi-territory presence, cross-media expertise and leading positions in high growth markets are excellent differentiators in a competitive environment.  Both Permira and KKR are committed, long-term investors, and we look forward to working with management to build on SBS’s success.”

The transaction was unanimously approved by a special committee of independent directors of SBS, as well as by the company’s board of directors. Deutsche Bank, financial advisor to the special committee, has provided an opinion that the purchase price is fair from a financial point of view to SBS shareholders.

SBS shareholders representing a minimum of 21.9% of the total outstanding common shares of SBS, including SBS’s largest shareholder Liberty Global and all directors and certain officers of the company, have entered into agreements to vote in favor of the transaction.

Under the acquisition agreement, SBS is required to pay Permira and KKR liquidated damages of €50 million if SBS is acquired by another purchaser prior to May 21, 2006 and in certain other circumstances.

The transaction is subject to competition clearance and must be approved prior to closing by two-thirds of the votes cast by SBS shareholders at an extraordinary meeting, which is expected to take place in October 2005.  Upon completion of the transaction, SBS is expected to delist its common shares from Nasdaq and Euronext Amsterdam and commence voluntary liquidation proceedings.

Additional information about the asset sale, liquidation process and other important matters will be described in a shareholder circular to be distributed in connection with the extraordinary shareholders meeting to be held to consider the transaction.

Deutsche Bank is acting as financial advisor to the special committee of SBS, and Sullivan & Cromwell LLP and Arendt & Medernach are acting as the committee’s legal advisors.  Lehman Brothers is acting as financial advisor to Permira and KKR, and Freshfields Bruckhaus Deringer and Simpson Thacher & Bartlett LLP are acting as their legal advisors.  Barclays Capital, Lehman Brothers and Royal Bank of Scotland will provide debt financing for the transaction.

Conference Call

SBS will host a teleconference to discuss the transaction on August 22, 2005 at 10:00 a.m. New York time / 3:00 p.m. London time / 4:00 p.m. CET time. To access the teleconference, please dial +1-888-811-2256 (U.S. callers) or +1-973-935-2409 (international callers) ten minutes prior to the start time. The teleconference will also be available via live webcast on SBS’s website, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through August 29, 2005 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080 (international callers), passcode: 6405396. A replay will also be archived on the company’s website.

About SBS Broadcasting S.A.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. The company was founded by Executive Chairman, Harry Evans Sloan, in 1989 when he purchased interests in television channels in Denmark, Norway and Sweden. In 1993, the company listed on the Nasdaq Stock Market, raising €46 million which was used to expand further into television and radio throughout Scandinavia.  SBS’s footprint has since grown to include 16 television stations, 21 premium pay channels and 11 radio networks, reaching 100 million people in nine countries across Western and Central Europe, including Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information about SBS, visit www.sbsbroadcasting.com.

About Permira

Permira is a leading European-based private equity firm.  Permira acts as advisor to the 18 Permira Funds, totaling approximately €11 billion, that have been raised since 1985.  These funds have invested in over 260 transactions in 15 different countries, in companies across a variety of sectors and geographies, at all stages of the business lifecycle.

For further information about Permira, visit: www.permira.com.

About KKR

KKR is one of the world’s oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park, California and London, England.  Over the past 28 years, KKR has invested in more than 130 transactions with a total value of over US$162 billion.

For further information about KKR, visit: www.kkr.com.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation, statements about the expected timing of the transaction and liquidation of

SBS, the expected timing and amount of any liquidation payments and the delisting of SBS’s common shares from Nasdaq and Euronext Amsterdam.  In addition, we may make forward-looking statements in future filings with the US Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that actual developments could differ materially from those anticipated in these forward-looking statements depending on various important factors.  A detailed discussion of some of these risk factors is set forth in SBS’s annual report on Form 20-F for the year-ended December 31, 2004 on file with the SEC.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

#  #  #  #  #

For SBS Broadcasting:

Investors:	Press:
Chris Plunkett /Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: +1 212 986 6667	Tel: +44 207 959 8900 (Sullivan & Cromwell offices)
Mobile: +31 62 886 2545

For Permira and KKR:

Press:
James Leviton/Melanie Gerlis
Finsbury
Tel: +44 207 251 3801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 22, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer